THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

April 20, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:   Daniel Morris
Attorney Advisor

RE:	Smart Kids Group, Inc.
Amendment No. 5 to Form S-1
Filed March 19, 2009
File No.: 333-153294

Dear Mr. Morris:

In connection with our filing Amendment No. 5 to Smart Kids Group, Inc.’s Form S-1 on Friday, April 17, 2009 and response  letter on such date, a marked copy of such amendment accompanies this letter.  The marked copy reflects the revised sections compared to Amendment No. 4.  No other changes to the Amendment No. 5 were made.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Philip Magri
Philip Magri